U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING
                                 (Check One):

[X]  Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q   [  ] Form N-SAR
     For Period Ended: 04/30/98

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

Part I-Registrant Information
      Full Name of Registrant:                 Jayark Corporation
      Address of Principal Executive Office:   P.O Box 741528
      City, State and Zip Code:                Houston, TX  77274

Part II-Rules 12b-25(b) and (c)
       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
       (b) The subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III-Narrative
     The Registrant is in the process of finalizing a credit agreement relative to a significant subsequent event which needs to be disclosed in the Form 10-K, and which could impact the Auditor's opinion. Such financing is expected to be in place within one week.

Part IV-Other Information
      (1) Name and telephone number of person to contact in regard
to this notification:  Robert C. Nolt   (607) 729-9331
      (2)  Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

                               Jayark Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: July 29, 1998         By: /s/ Robert C. Nolt
                                     Robert C. Nolt
                                     Chief  Financial Officer